CONTACT:  Roland H. Webb
President & COO
(206) 623-1635 x400



TODD SIGNS CONTRACT MODIFICATION FOR CONSTRUCTION OF OPTIONAL VESSELS WITH THE WASHINGTON STATE FERRIES


Seattle, WA...June 19, 1995...Todd Shipyards Corporation ("Todd") reported today that its wholly owned subsidiary, Todd Pacific Shipyards Corporation ("Todd Pacific") has signed a contract modification with the Washington State Department of Transportation ("WSDOT") for construction of the two optional vessels under the Jumbo Mark II Class Ferry Contract. Todd has previously reported on January 31, 1995 that Todd Pacific had signed a contract with WSDOT for construction of one Jumbo Mark II Class Ferry, with options for two additional vessels.

By exercising the contract option, Todd and WSDOT have committed to the full contract terms for construction of three vessels, with a total contract value of $181.5 million. The contract is expected to generate 350 direct jobs and 200 indirect jobs in the Greater Puget Sound region, with delivery of the third vessel scheduled in early 1999.